UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On July 13, 2023, Lilium N.V. (“Lilium” or the “Company”) published a press release announcing the launch of a capital raise. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

In addition, the Company is furnishing the following Exhibits to this Report on Form 6-K: (1) Exhibit 99.2 providing an update regarding certain business information relating to the Company and (2) Exhibit 99.3 providing an update regarding the Company’s capital stock.

Incorporation by Reference

The contents of this Report on Form 6-K and the Exhibits attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, Lilium’s contemplated offerings of securities and the consummation of the same. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 13, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release dated July 13, 2023
99.2	Business Overview Disclosure
99.3	Description of Securities